FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For: May 30 – June 10, 2005

MAG Silver Corp.

(SEC File No. 0-50437)

328 – 550 Burrard Street, Vancouver BC, V6C 2B5, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F

    X                    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:     YES                  NO    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 14, 2005

        "Dan MacInnis"

DAN MACINNIS

President & CEO

FORM 6K – June 14, 2005

MAG Silver Corp.

MAG Silver Corporation.

For Immediate Release

                                                June 02, 2005

"MAG SILVER ANNOUNCES DRILL PROGRAM TO TEST SILVER INTERSECTIONS AT GUIGUI PROPERTY"

Vancouver, B.C... MAG Silver Corporation (TSXV: MAG) announces a diamond drill rig has been mobilized to their 4,553 ha Guigui property in the Santa Eulalia Mining District in Chihuahua State in north-central Mexico. The 2005 drill program will consist of 3 to 4 holes totalling approximately 2,000 metres designed to follow up on the intersections of extensive alteration, structure and mineralization encountered in MAG's 2004 program (c.f. 131 ppm Ag over 8.30m or 4.2 opt Ag over 27 feet) (See Press Release of April 30, 2004). The drill area is located about 1.2km south of Grupo Mexico's recently reopened San Antonio Mine and about 650m south of their nearest underground infrastructure. The target area lies within the San Antonio Graben (SAG), a prominent N-S structural feature that hosts and controls the mineralization at the San Antonio Mine. Drilling of two holes into the West Fault of the SAG last year by MAG Silver confirmed that San Antonio style mineralization and alteration extends into the Guigui property. Grupo Mexico is presently developing a new zone discovered in the footwall of this fault about 850m along-structure from MAG's target area.

MAG's 2004 intercepts are interpreted to be a high-level halo reflecting significant mineralization at depth, so the 2005 drilling will be focused along strike and to depth below these intersections. Mineralization in the San Antonio Mine is more laterally extensive when intersected below 1,250 metres elevation, so MAG intends to drill to and below this level in their current program. One hole is also planned to test the East Fault of the SAG because mineralization also occurs in this structure in the San Antonio Mine, and there are several old mines and prospects along it within the Guigui target area. Road and drill pad building have already been completed, and drilling should commence over the weekend.

The Guigui land package and exploration program in the Santa Eulalia Mining District are in keeping with MAG's commitment to district-scale exploration in districts with large-scale historic mining of high-grade silver ores. Santa Eulalia is the largest Carbonate Replacement Deposit in the world (50 million tonnes at 350 g/t Ag (11.3 opt), 8.2% lead and 7.8 % zinc). Historical silver production is over 500 million ounces in tandem with roughly 4 million tonnes each of lead and zinc. The San Antonio Mine in the district's East Camp accounts for almost 40% of the total production and has recently been reactivated. The West Camp of the district encompasses the largest manto and chimney system known, and MAG controls a large and highly prospective land package immediately to the south, where the intrusive-related source of this mineralization is believed to lie. MAG Silver continues to develop drill targets in this area.

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the qualified person as defined in National Instrument 43-101 for this disclosure and supervised the preparation of the technical information in this release.  Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered geologist (ARG 21613). Dr. Megaw is not independent as he is a shareholder of MAG Silver Corporation and is a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified person available at www.magsilver.com for background information on the projects.

About MAG Silver Corp.

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. MAG's positions include the Fresnillo District (also hosts the largest silver mine in the world) where the company has an active joint venture with Industrias Penoles, the largest silver producer in the world. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry. MAG is based in Vancouver, British Columbia, Canada and trades on the TSXV as MAG.

On behalf of the Board of

MAG SILVER CORP.

 "Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

Note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

MAG Silver Corporation.

For Immediate Release

June 7, 2005

MAG SILVER ACCELERATES PURCHASE OF

THE DON FIPPI AND GUIGUI PROPERTIES

Vancouver, B.C... MAG Silver Corporation (TSXV:MAG; OTCBB:MSLRF) announces the accelerated buyout of the Don Fippi (Batopilas) and Guigui (Santa Eulalia) Properties both located in Chihuahua State, Mexico. With this purchase MAG Silver eliminates exposure to further cash payments of US$900,000, work expenditure commitments of US$5.25M, and issues 1,200,000 shares less than that anticipated under the original option agreement. The properties will remain subject to royalties and other terms of the original option agreement.

Under the terms of the buyout agreement MAG will issue the underlying agreement holders a total of 1,500,000 common shares of MAG Silver Corporation disbursed at 750,000 shares per property. This purchase gives MAG Silver Corporation an undivided 100% interest in the properties. The terms of the deal are subject to approval from the TSXV.

The MAG Silver management team has determined that the properties are integral to MAG's commitment to district scale exploration and owning them outright will be a strong benefit to the Company's future.

MAG originally optioned the two properties in 2003 and has conducted exploration work on both properties from 2003 through 2005. MAG has recently announced the commencement of a diamond drill program at Guigui (see MAG news release of June 2, 2005) to follow up the silver and base metal intersections from last years phase one drill program.

The underlying property/agreement holders are owners and partners of Minera IMDEX/Cascabel, the largest mineral exploration consulting group in Mexico. IMDEX/Cascabel will continue to provide geotechnical consulting services to MAG Silver as required. Dr. Peter Megaw, president of IMDEX, says "We are pleased that MAG has chosen to exercise these options early; reflecting MAG's confidence in the importance of these projects. This makes us major shareholders in MAG and we look forward to focusing our efforts on adding value to MAG through well integrated exploration of all MAG's holdings."

Dan MacInnis, President and CEO of MAG comments "MAG's exploration programs have validated IMDEX/Cascabel's original exploration concepts that were in place at the time MAG became involved in these projects. With this outright purchase we now control these properties and the districts to the long term benefit of MAG Silver".

MAG's property inventory includes the Don Fippi (Batopilas) Property, the Guigui Property and the Juanicipio/Lagartos properties in the Fresnillo trend. The scale of these projects confirms MAG as the most active district scale explorer in Mexico. We now have four major silver district programs where MAG Silver controls the entire district and/or are the largest landholder.

About MAG Silver Corp.

MAG is a Silver exploration company focused on projects located within the Mexican Silver Belt. Our large land inventory is well positioned in mining districts with historical and ongoing large-scale, high-grade silver production. MAG's exploration efforts are engaged in the search for multi-million ounce silver deposits on a district scale. MAG's position includes Juanicipio in the Fresnillo Silver District (also hosting the largest silver mine in the world) where the company has an active joint venture with Industrias Penoles, the largest silver producer in the world. We are committed to discover silver deposits of size and grade that are able to withstand and overcome fluctuations in commodity prices. Our mission is to become one of the premier silver companies in the Silver Mining Industry.  MAG is based in Vancouver, British Columbia, Canada and trades on the TSXV as MAG.

On behalf of the Board of

MAG Silver Corporation:

"Dan MacInnis"

President and CEO

For further information on behalf of MAG Silver Corp. contact Gordon Neal, VP Corp. Development
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

N File No. 0-50437 note to U.S. Investors: Investors are urged to consider closely the disclosure in our Form 20F, File No. 0-50437 available at our office: Suite 328-550 Burrard Street, Vancouver BC, Canada, V6C 2B5 or from the SEC: 1(800) SEC-0330.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: June 2, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver BC dated June 2, 2005

Item 4.

Summary of Material Change

MAG Silver Corp. (TSXV:MAG) announces a diamond drill rig has been mobilized to their 4,553 ha Guigui property. The 2005 drill program will consist of 3-4 holes totaling approximately 2,000m designed to follow up on the intersections of extensive alteration, structure and mineralization encountered in MAG's 2004 program.

Item 5.

Full Description of Material Change

See the news release dated June 2, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)   N/A

Item 7.

Omitted Information  N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 7th day of June, 2005.

MAG Silver Corp.

"Dan MacInnis"

Dan MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

Item 1.

Reporting Issuer

MAG SILVER CORP.

328 - 550 Burrard Street

Vancouver BC, V6C 2B5

Telephone:

(604) 630-1399

Facsimile:

(604) 484-4710

Item 2.

Date of Material Change: June 7, 2005

Item 3.

Press Release

The Issuer issued a press release at Vancouver BC dated June 7, 2005

Item 4.

Summary of Material Change

MAG Silver Corp. (TSXV:MAG) announces the accelerated buyout of the Don Fippi and Guigui Properties both located in Chihuahua State, Mexico.

Item 5.

Full Description of Material Change

See the news release dated June 7, 2005.

Item 6.

Reliance on Section 85(2) of the Act (British Columbia) And Section 118(2) of the Act (Alberta)   N/A

Item 7.

Omitted Information  N/A

Item 8.

Senior Officers

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number: Dan MacInnis, President & CEO Phone: (604) 630-1399

Item 9.

Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 8th day of June, 2005.

MAG Silver Corp.

"Dan MacInnis"

Dan MacInnis, President & CEO

MAG Silver Corp.

MATERIAL CHANGE REPORT

328 - 550 Burrard Street, Vancouver BC, V6C 2B5